                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                    FORM 11-K


(Mark One)

   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 2001
                          -------------------------------

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                               ---------------  ----------------

Commission file number       0-12640
                      ----------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        KAYDON CORPORATION EMPLOYEE STOCK
                            OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

          December 31, 2001 and 2000 and year ended December 31, 2001


The following documents are attached hereto as exhibits:



                                                                         Page
                                                                         ----

Report of Independent Auditors                                             1

Statements of Net Assets Available for Benefits                            2

Statement of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                             4-12

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
  at End of Year                                                           13

Consent of Independent Auditors                                            14






In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Kaydon Corporation Employee Stock Ownership and Thrift Plan

Date:  June 24, 2002

                                   By:  The Plan Administrative Committee
                                      -----------------------------------




                                   By:    /s/ John F. Brocci
                                      ---------------------------
                                   John F. Brocci
                                   Chairman
                                   Plan Administrative Committee

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001 AND 2000

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                            Financial Statements and
                              Supplemental Schedule


           December 31, 2001 and 2000 and year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors.........................................   1

Financial Statements

Statements of Net Assets Available for Benefits........................   2
Statement of Changes in Net Assets Available for Benefits..............   3
Notes to Financial Statements..........................................   4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
End of Year............................................................  13

                         Report of Independent Auditors


Administrative Committee
Kaydon Corporation
    Employee Stock Ownership and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst & Young LLP

June 24, 2002
Detroit, Michigan

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                 Statements of Net Assets Available for Benefits



                                                                            DECEMBER 31
                                                                     2001                2000
                                                                ----------------------------------
ASSETS
Investments at fair value:
  Connecticut General Life Insurance Company
    Separate Accounts:
      Large Cap Growth/Putnam Fund                              $  4,801,911         $  5,974,090
      Actively Managed (Core) Bond Fund                            2,099,663            1,298,233
      Large Cap Value/John A. Levin & Co. Fund                       394,476              124,660

  Connecticut General Life Insurance Company
    Guaranteed Income Fund                                         4,207,521            3,101,835

  Mutual Funds Invested Through Connecticut General Life
    Insurance Company:
      Credit Suisse Emerging Growth Account                        2,783,221            3,875,573
      Balanced I/Wellington Fund                                   1,241,372            1,123,615
      AIM Value Account                                            1,060,855            1,194,158
      Janus Worldwide Account                                        886,313            1,060,604
      INVESCO Dynamics Fund                                          672,610              771,771
      Templeton Foreign Account                                      573,069              529,608
      Lazard Small Cap Account                                       452,168              263,397
      INVESCO Small Company Growth Fund                              243,556                   --
      Fidelity Advisor Growth Opportunities Account                       --              530,795

  Kaydon Corporation Common Stock                                 11,583,717           14,517,076
                                                                ----------------------------------
    Total Investments                                             31,000,452           34,365,415

Dividend receivable                                                   61,166               69,932
                                                                ----------------------------------
  Total assets                                                    31,061,618           34,435,347

Liability-excess contribution payable                                 (7,417)                  --
                                                                ----------------------------------
Net assets available for benefits                               $ 31,054,201         $ 34,435,347
                                                                ==================================


The accompanying notes are an integral part of these statements.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001



Contributions:
  Employer                                                         $    155,961
  Participants                                                        2,687,904
  Rollover                                                               97,400
                                                                   ------------
Total contributions                                                   2,941,265
                                                                   ------------

Investment earnings (loss):
  Interest and dividends                                                442,966
  Net depreciation in fair value of investments                      (4,282,633)
                                                                   ------------
Total investment loss                                                (3,839,667)
                                                                   ------------

Other changes:
  Benefit payments                                                   (2,477,973)
  Administrative expenses                                                (4,771)
                                                                   ------------
Total other changes                                                  (2,482,744)
                                                                   ------------
Change in net assets available for benefits                          (3,381,146)

Net assets available for benefits, beginning of year                 34,435,347
                                                                   ------------
Net assets available for benefits, end of year                     $ 31,054,201
                                                                   ============



The accompanying notes are an integral part of these statements.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                          Notes to Financial Statements

           December 31, 2001 and 2000 and year ended December 31, 2001


1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The financial statements of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee of the Plan, as defined.

In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Credit Suisse Asset Management, LLP, INVESCO Funds Group, Inc., AIM Advisor, Inc., Wellington Management Company LLP, Templeton Global Advisors Limited, Lazard Asset Management, and Janus Capital Corporation. Investments directed into these alliance funds are invested through Connecticut General Life Insurance Company. Connecticut General Life Insurance Company Funds are invested in a CIGNA Separate Account (measured in units). For Kaydon Corporation Common Stock the participants have a direct interest in the underlying stock.

Except for the Plan's Guaranteed Income Fund, which is stated at contract value, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the plan at year-end.

The Plan provides for investments in various investment securities that are, in general, exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Accounting principles generally accepted in the United States require the plan administrator to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN

The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

Eligibility requirements - All employees of Kaydon Corporation and subsidiaries and affiliates (the "Company" or "Employer"), excluding employees of Electro-Tec Corp., Seabee Corporation, Gold Star Manufacturing, Great Bend Industries, Inc., salaried employees of Victor Fluid Power, Inc., ACE Controls, Inc., and foreign subsidiaries, who are at least 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following completion of the 1,000th hour of service.

Contributions - Participants may authorize the Company to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code. For Canfield Technologies, Inc., Tridan International, Inc. and Indiana Precision, Inc., the Company contributes to the Plan an amount equal to 25% of the contribution made by each participant. For all other participants, no employer matching contributions are made. The maximum matching contribution is equal to 25% of the maximum salary deferral contribution for participants for the year. The maximum contributions for the year, which includes pre-tax employee contributions, employer matching and discretionary profit sharing contributions, is 25% of compensation less tax-deferred contributions. The Company may contribute to the Plan for each year a discretionary amount when approved by the Board of Directors. There were no discretionary employer contributions in 2001.

Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participants' contributions, the employer contributions, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

Vesting - Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven-year period in annual increments ranging from ten to twenty percent. A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in employer contributions.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Forfeitures - A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer discretionary contributions.

Amendments - The Company acquired three entities during the prior plan year. An amendment to the plan document was made at that time which stated that all eligible employees of the acquired entities were able to participate in the plan. The Plan was amended and restated on February 19, 2002 (effective January 1, 1997) to address certain required legislative changes ("GUST Amendments").

Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options (information below attained through each Fund's or Account's respective fund information sheet, which were provided by the Trustee):

     Large Cap Growth/Putnam Fund invests primarily in large domestic capitalization growth stocks. The Fund may also invest in American Depository Receipts.

     Actively Managed (Core) Bond Fund invests in a portfolio of predominantly high-quality corporate and government fixed income securities including issues of the U.S. Government and its agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

     Large Cap Value/John A. Levin & Co. Fund invests in primarily highly liquid equity securities with an emphasis on companies on the New York Stock Exchange. Of the securities held, a portion is convertible.

     Guaranteed Income Fund invests primarily in a portfolio of high quality, fixed income instruments, such as intermediate term bonds and commercial mortgages.

     Credit Suisse Emerging Growth Account typically invests in mature companies that show positive earnings and offer the potential for accelerated earnings growth. The Account is non-diversified; thus, it is not limited in the proportion of assets that it may invest in the obligations of a single issuer.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                   Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN (CONTINUED)

     Balanced I/Wellington Fund invests in financially sound, but temporarily out-of-favor equity stocks that may provide above-average return potential. The Fund's investment approach is based upon fundamental analysis of primarily large market capitalization companies with estimated below-market-average projected price-earnings ratios.

     AIM Value Account invests primarily in common stocks, convertible bonds and convertible preferred stocks of undervalued companies.

     Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Account may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations.

     INVESCO Dynamics Fund invests primarily in common stocks of mid-sized companies. The Fund also has the flexibility to invest in other types of securities including preferred stocks, convertible securities and bonds.

     Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Account may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements.

     Lazard Small Cap Account invests in small-cap equity securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Account may invest in equity securities of large-cap U.S. companies and short-term money market instruments.

     INVESCO Small Company Growth Fund invests its assets principally in a diversified group of equity securities of emerging growth companies with market capitalizations of less than $2 billion at the time of purchase.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

     Kaydon Corporation Common Stock invests solely in Kaydon Corporation common stock.

Payment of benefits -- Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation Common Stock. Benefits for participants in other funds are paid in cash. The payment date must not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

Administrative expenses -- Although not required to do so, the Company paid certain administrative expenses of the Plan during 2001. The remaining expenses were paid for out of Plan assets by CG Trust Company.

Voting rights -- Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to their account and is notified by the trustee prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

Plan termination -- The Company has the right to terminate the Plan at any time, although it has not expressed intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

3. TRUST FUND

The trustee maintains a trust fund for all purposes of the Plan. The monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries. The trustee is a related party as discussed in Note 1.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)

4. GUARANTEED FUNDS WITH INSURANCE COMPANY

During 2001 and 2000, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Connecticut General Life Insurance Company. The Guaranteed Income Fund was added on July 1, 2000 with interest rates declared in advance for six-month periods (July 1 through December 31). In determining the rate of interest to be guaranteed for the upcoming six-month period, Connecticut General Life Insurance Company considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 5.30% for July 1, 2001 through December 31, 2001, 5.50% for January 1, 2001 through June 30, 2001.

The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 4, 1996, stating that the Plan is qualified under then, Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust was exempt from taxation. Subsequent to this issuance, new provisions in the Code were made and the Plan was amended accordingly. The Plan has applied for but has not received a new determination letter from the Internal Revenue Service stating the Plan is qualified under the provisions of the Code. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)


6. INVESTMENTS

The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31, 2001 and 2000:

                                                      2001             2000
                                                ------------------------------
     Kaydon Corporation Common Stock            $ 11,583,717      $ 14,517,076
     Large Cap Growth/Putnam Fund                  4,801,911         5,974,090
     Guaranteed Income Fund                        4,207,521         3,101,835
     Credit Suisse Emerging Growth Account         2,783,221         3,875,573
     Actively Managed (Core) Bond Fund             2,099,663         1,298,233


The net appreciation (depreciation) in fair value of investments as of December 31, 2001 is broken out as follows:

                                                                2001
                                                       -----------------
Actively Managed (Core) Bond Fund                      $        133,636
Lazard Small Cap Account                                         21,751
Fidelity Advisor Growth Opportunities Account                    (5,253)
Large Cap Value/John A. Levin & Co. Fund                         (9,162)
INVESCO Small Company Growth Fund                               (25,035)
Balanced I/Wellington Fund                                      (39,649)
Templeton Foreign Account                                       (49,801)
AIM Value Account                                              (175,578)
Janus Worldwide Account                                        (253,356)
INVESCO Dynamics Fund                                          (298,540)
Credit Suisse Emerging Growth Account                          (971,229)
Kaydon Corporation Common Stock                              (1,038,234)
Large Cap Growth/Putnam Fund                                 (1,572,183)
                                                       ----------------
Net depreciation in fair value of investments          $     (4,282,633)
                                                       ================


                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)


7. RECONCILIATION TO FORM 5500

The Plan's Form 5500 does not include the amount of dividends receivable or the amount of excess contributions as of December 31, 2001. The accompanying statements of net assets available for benefits include the aforementioned amount. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2001:

      Net assets available for benefits per
           the financial statements                              $ 31,054,201

      Add: Excess contributions currently payable at
           December 31, 2001                                            7,417

      Less: Dividends receivable at December 31, 2001                 (61,166)
                                                                 ------------
      Net assets available for benefits per the Form 5500        $ 31,000,452
                                                                 ============

The following is a reconciliation of total contributions per the financial statements to the Form 5500 for the year ended December 31, 2001:

     Total contributions per the financial statements            $  2,941,265

     Add: Excess contribution payable as of December 31, 2001           7,417
                                                                 ------------
     Total contributions per the Form 5500                       $ 29,948,682
                                                                 ============

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                    Notes to Financial Statements (continued)


7. RECONCILIATION TO FORM 5500 (CONTINUED)

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2001:

      Interest and dividends paid to the Plan per the financial
           statements                                                 $ 442,966

      Add:  Dividends receivable as of December 31, 2000                 69,932

      Less:  Dividends as of December 31, 2001                          (61,166)
                                                                      ---------
      Interest and dividends paid to the Plan per the Form
           5500                                                       $ 451,732
                                                                      =========


The Plan's Form 5500 does not include the prior year's amount of benefit payments relating to persons who had requested withdrawls from the Plan prior to December 31, 2000 but who at that time have not been paid. Benefit payments per the financial statements include the aforementioned amount. The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31, 2001:

      Benefit payments per the financial statements                $ 2,477,973

      Less:  Benefits payable at December 31, 2000                     (30,733)
                                                                   -----------
      Benefit payments per the Form 5500                           $ 2,447,240
                                                                   ===========

                               Kaydon Corporation
                    Employee Stock Ownership and Thrift Plan

                        EIN: 13-3186040 Plan Number: 002

      Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 2001


IDENTITY OF  ISSUE, BORROWER,                                   DESCRIPTION OF
LESSOR OR SIMILAR PARTY                                            INVESTMENT                               CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------
*Connecticut General Life Insurance Company
   Separate Accounts:                            Large Cap Growth/Putnam Fund, 455,914 units                $  4,801,911
                                                 Actively Managed (Core) Bond Fund, 14,042 units               2,099,663
                                                 Large Cap Value/John A. Levin & Co. Fund, 26,824 units          394,476

*Connecticut General Life Insurance Company
   Guaranteed Income Fund                        Guaranteed Investment Contracts, 151,163 units                4,207,521

*Mutual Funds Invested Through Connecticut
   General Life Insurance Company:               Credit Suisse Emerging Growth Account, 67,033 units           2,783,221
                                                 Balanced I/Wellington Fund, 36,536 units                      1,241,372
                                                 AIM Value Account, 23,063 units                               1,060,855
                                                 Janus Worldwide Account, 16,319 units                           886,313
                                                 INVESCO Dynamics Fund, 30,645 units                             672,610
                                                 Templeton Foreign Account, 44,613 units                         573,069
                                                 Lazard Small Cap Account, 16,702 units                          452,168
                                                 INVESCO Small Company Growth Fund, 9,088 units                  243,556
                                                                                                            ------------
                                                                                                              19,416,735

*Kaydon Corporation                              Kaydon Corporation Common Stock, 510,058 shares              11,583,717
                                                                                                            ------------
                                                                                                            $ 31,000,452
                                                                                                            ============

*Party-in-interest.

                                 Exhibit Index

Exhibit No.                          Description
-----------                          -----------
    23                               Consent of Independent Auditors